UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

The Spectranetics Corporation
(Name of Issuer)
Shares of Common Stock, $0.001 par value
(Title of Class of Securities)
84760C107
(CUSIP Number)
Paragon Associates and Paragon Associates II Joint Venture
500 Crescent Court, Suite 260
Dallas, Texas 75201
Tel. No.: (214) 871-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with copies to -
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
May 13, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	84760C107

1	NAMES OF REPORTING PERSONS Paragon Associates and Paragon Associates II Joint Venture

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		2,332,664

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,332,664

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,332,664

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	84760C107

1	NAMES OF REPORTING PERSONS Bradbury Dyer III / SJ Madstone LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		35,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		35,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	35,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	84760C107

1	NAMES OF REPORTING PERSONS Bradbury Dyer III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,367,664

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,367,664

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,367,664

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

AMENDMENT NO. 1 TO SCHEDULE 13D
This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed on behalf of (i) Paragon Associates and Paragon Associates II Joint Venture, a joint venture (“Paragon JV”) formed by Paragon Associates, Ltd., a Texas limited partnership (“Paragon”) and Paragon Associates II, Ltd. a Texas limited partnership (“Paragon II”), (ii) Bradbury Dyer III / SJ Madstone LP, a Texas limited partnership (“Madstone”) and (iii) Bradbury Dyer III (“Mr. Dyer”, and together with Paragon JV and Madstone, the “Reporting Persons”), relating to shares of common stock, $0.001 par value (the “Common Stock”) of The Spectranetics Corporation, a Delaware corporation (the “Issuer”). This Amendment modifies the original Schedule 13D filed on November 2, 2010 (the “Original 13D”).
This Amendment relates to (i) Common Stock purchased by Mr. Dyer for the account of Paragon JV on behalf of Paragon and Paragon II. Mr. Dyer, as the authorized agent to Paragon JV, controls the investment decisions of Paragon JV and (ii) Common Stock purchased by Madstone, for which Mr. Dyer serves as the general partner.

Item 3.	Source and Amount of Funds
Item 3 of the Original 13D is hereby amended and restated as below:
The net investment costs (including commissions, if any) of the shares of Common Stock purchased by the Reporting Persons is $12,093,163.41. The source of these funds was the working capital of the Reporting Persons.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Original 13D is hereby amended and restated as below:
33,342,626 shares of Common Stock were outstanding as of May 2, 2011, based upon the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 6, 2011.
(a)
(i) As of May 13, 3011, Paragon JV, by virtue of carrying out the purposes of Paragon and Paragon II per the joint venture agreement of Paragon JV, a copy of which is herewith filed as Exhibit 2 of the Original 13D and incorporated herein by reference, beneficially owns 2,332,664 shares of Common Stock held by Paragon JV, which represent 7.0% of the Issuer’s outstanding shares of Common Stock.

(ii) As of May 13, 3011, Madstone beneficially owns 35,000 shares of Common Stock held by Madstone, which represent 0.1% of the Issuer’s outstanding shares of Common Stock.

(iii) As of May 13, 3011, Mr. Dyer beneficially owns 2,367,664 shares of Common Stock, including 2,332,664 shares of Common Stock held by Paragon JV and 35,000 shares of Common Stock held by Madstone. Mr. Dyer does not have direct beneficial ownership of the 2,367,664 shares of the Issuer’s Common Stock held by Paragon JV and Madstone; however, Mr. Dyer, as the general partner of Paragon I and Paragon II, as agent for Paragon JV, and as the general partner of Madstone, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared beneficial ownership of such shares. These 2,367,664 shares of Common Stock represent 7.1% of the Issuer’s outstanding shares of Common Stock.
(b)	(i) Paragon JV has the sole power to vote and dispose of the 2,332,664 shares of Common Stock it holds.
(ii) Madstone has the sole power to vote and dispose of the 35,000 shares of Common Stock it holds.
(iii) Mr. Dyer, as the authorized agent of Paragon JV and the general partner of Madstone, has the shared power to vote and dispose of the 2,367,664 shares of Common Stock held by Paragon JV and Madstone.
(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.
(d) Not Applicable.
(e) Not Applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 13, 2011	PARAGON ASSOCIATES AND PARAGON ASSOCIATES II JOINT VENTURE
	By:	/s/ Bradbury Dyer III
		Name:	Bradbury Dyer III
		Title:	Authorized Agent

BRADBURY DYER III / SJ MADSTONE LP
	By:	/s/ Bradbury Dyer III
		Name:	Bradbury Dyer III
		Title:	General Partner

BRADBURY DYER III
	By:	/s/ Bradbury Dyer III

Annex A

Date	Shares Purchased	Price Per Share	Total Amount
3/16/2011	21,500	$4.22	$90,702.05
3/17/2011	370	$4.24	$1,570.39
3/17/2011	49,900	$4.24	$211,695.76
3/30/2011	1,794	$4.53	$8,126.82
4/6/2011	63,300	$4.83	$305,757.99
4/7/2011	45,000	$5.02	$225,756.00
4/8/2011	11,600	$4.95	$57,458.28
5/6/2011	39,200	$6.00	$235,035.36
5/11/2011	30,000	$6.05	$181,551.00
5/11/2011	5,000	$6.09	$30,437.50
5/13/2011	20,000	$6.18	$123,588.00